Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total	%
31 Dec 08	31 May 09	Security	portfolio	Index1	Description
7	1	Reliance Industries	3.0	1.1	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
6	2	Petroleo Brasileiro - Petrobras	2.8	3.8	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
1	3	America Movil	2.7	1.3	Latin America's largest cellular communications provider.
2	4	Samsung Electronics	2.7	2.0	Korea's top electronics manufacturer and a global leader in semiconductor production.
3	5	China Shenhua Energy	2.6	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
56	6	Gazprom	2.6	2.0	The largest natural gas producer and transporter in Russia.
4	7	Taiwan Semiconductor Manufacturing	2.0	1.4	One of the world's largest semiconductor manufacturers.
10	8	Bharti Airtel	2.0	0.0	India's leading telecommunication services provider.
16	9	Sasol	1.8	0.8	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
17	10	DLF Ltd.	1.8	0.1	Major real estate development company based in India.

		Total companies 1 through 10	24.0	12.9

8	11	Vale	1.7	2.3	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
9	12	AngloGold Ashanti	1.4	0.4	One of the world's largest gold producers.
11	13	Industrial and Commercial Bank of China	1.3	1.0	A state-owned commercial bank in China and one of the world's largest banks.
15	14	Anhui Conch Cement	1.2	0.1	China's largest producer and seller of cement and commodity clinker.
14	15	Banpu	1.2	0.1	Thailand-based energy company focused on coal mining and coal-fired power.
30	16	Bank of China	1.1	0.7	One of China's largest commercial banks.
44	17	LG Electronics	1.1	0.4	Designs and manufactures appliances and home electronics.
29	18	Hon Hai Precision Industry	1.1	0.8	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
12	19	Cemig	1.0	0.2	Generates and distributes electricity in the Brazilian state of Minas Gerais.
23	20	China National Offshore Oil	0.9	0.8	Explores for and produces offshore oil and gas. Among China's largest oil producers.

		Total companies 1 through 20	36.0	19.7

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Top holdings by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 May 09	31 May 09		31 Dec 08	31 May 09	31 May 09
ENERGY	13.9	16.3	15.2	FINANCIALS	9.6	13.3	22.5
Reliance Industries		3.0		DLF Ltd.		1.8
Petroleo Brasileiro - Petrobras		2.8		Industrial and Commercial Bank of China		1.3
China Shenhua Energy		2.6		Bank of China		1.1
Gazprom		2.6		Bumiputra-Commerce Holdings		0.7
Sasol		1.8		China Resources Land		0.7
Banpu		1.2		Grupo Financiero Inbursa		0.6
China National Offshore Oil		0.9		OTHERS		7.1
OTHERS		1.4		INFORMATION TECHNOLOGY	12.0	11.7	12.3
				Samsung Electronics		2.7
MATERIALS	11.9	10.5	14.0	Taiwan Semiconductor Manufacturing		2.0
Vale		1.7		Hon Hai Precision Industry		1.1
AngloGold Ashanti		1.4		BYD		0.8
Anhui Conch Cement		1.2		NHN		0.7
Taiwan Cement		0.8		HTC Corp.		0.6
Nine Dragons Paper Industries		0.7		OTHERS		3.8
OTHERS		4.7
				TELECOMMUNICATION SERVICES	16.4	12.9	9.6
INDUSTRIALS	7.2	7.6	8.7	America Movil		2.7
CCR		0.6		Bharti Airtel		2.0
IJM Corp.		0.6		Telmex International		0.8
Weichai Power		0.6		Bezeq		0.6
OTHERS		5.8		Telmex		0.6
				TIM Participacoes		0.6
				Taiwan Mobile		0.5
				OTHERS		5.1
CONSUMER DISCRETIONARY	7.3	8.2	6.4
LG Electronics		1.1		UTILITIES	3.7	3.2	3.7
Astra International		0.7		Cemig		1.0
Shangri-La Asia		0.6		OTHERS		2.2
Hyundai Mobis		0.5
OTHERS		5.3		OTHER	1.3	1.2	0.0
				Capital International Private Equity Fund IV		0.4
CONSUMER STAPLES	6.2	6.6	5.2	OTHERS		0.8
Fomento Economico Mexicano		0.8
AmBev		0.5		Total equity	90.3	92.1	100.0
Kimberly-Clark de Mexico		0.5		Total fixed income	2.7	3.1
OTHERS		4.8		Total cash and equivalents	7.0	4.8
				Total assets	100.0	100.0
HEALTH CARE	0.8	0.6	2.5
Bumrungrad Hospital		0.3
OTHERS		0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02	31 Dec 03	31 Dec 04	31 Dec 05	31 Dec 06	31 Dec 07	31 Dec 08	31 May 09	31 May 09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	19.8	21.0
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	11.1	14.3
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	7.5	4.1
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	1.2	1.4
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.0
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.0	0.6
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.6
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	17.4	14.5
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	9.8	8.1
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	3.0	2.9
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	1.7	1.6
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.6	1.4
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.1	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	34.8	43.1
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	7.6	12.6
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	18.5	17.4
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	7.4	13.1
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	1.3	0.0

EUROPE/MIDDLE EAST/ AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	15.7	21.4
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	4.7	6.3
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	5.4	7.6
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	1.4	2.9
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	0.9	1.1
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.1	1.4
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.4	0.5
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.7	0.6
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	0.9	0.6
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.4
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	4.4	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	92.1	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	3.1
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	4.8
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.8% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 May 09	31 May 09		31 Dec 08	31 May 09	31 May 09
LATIN AMERICA	21.2	19.8	21.0	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	15.7	21.4
BRAZIL	10.3	11.1	14.3	SOUTH AFRICA	6.5	5.4	7.6
MEXICO	8.9	7.5	4.1	RUSSIAN FEDERATION	3.1	4.7	6.3
CHILE	1.8	1.2	1.4	ISRAEL	1.6	1.4	2.9
PERU	0.1	0.0	0.6	TURKEY	0.9	1.1	1.4
REPUBLIC OF COLOMBIA	0.1	0.0	0.6	POLAND	0.7	0.9	1.1
				EGYPT	1.1	0.9	0.6
				CZECH REPUBLIC	0.3	0.7	0.6
SOUTHEAST ASIA	16.1	17.4	14.5	HUNGARY	0.2	0.4	0.5
INDIA	7.9	9.8	8.1	MOROCCO	0.1	0.1	0.4
MALAYSIA	2.8	3.0	2.9	SULTANATE OF OMAN	0.2	0.1	0.0
INDONESIA	2.3	1.7	1.6	CROATIA	0.1	0.0	0.0
THAILAND	2.0	1.6	1.4
PHILIPPINES	1.0	1.1	0.5
PAKISTAN	0.0	0.1	0.0	OTHER[2]	3.6	4.4	0.0
SRI LANKA	0.1	0.1	0.0

FAR EAST ASIA	34.6	34.8	43.1	Total equity	90.3	92.1	100.0
CHINA	19.3	18.5	17.4	Total fixed income	2.7	3.1
TAIWAN	7.0	7.4	13.1	Total cash and equivalents	7.0	4.8
SOUTH KOREA	7.3	7.6	12.6	Total assets	100.0	100.0
HONG KONG	1.0	1.3	0.0

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.8% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 May 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
Lifetime return
Cumulative%	2,078.01	3,363.86	__	__
Annualized%	14.33	16.66	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 May 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 May 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
Lifetime return
Cumulative%	2,078.01	3,363.86	__	__
Annualized%	14.33	16.66	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 31 May 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of 31 March 2009

	Calendar
	YTD
	31 May 09	Q109	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	39.10	2.84	-43.90	-3.90	9.23	9.64	6.71	13.76	17.69
- net of operating expenses	38.70	2.65	-44.33	-4.58	8.47	8.87	5.93	12.83	16.66

MSCI Emerging Markets IMI with net dividends reinvested	39.78	1.18	-47.25	-8.37	5.76	7.80	3.23	9.15	11.90

MSCI World Index with net dividends	7.10	-11.82	-42.30	-13.41	-3.10	-1.86	4.00	4.50	7.21

MSCI EAFE Index with net dividends	8.74	-13.92	-46.39	-14.29	-1.95	-0.61	2.48	2.57	6.57

S&P 500 Index with income reinvested	2.96	-11.01	-38.08	-13.06	-4.77	-3.00	5.89	7.38	8.32

Lifetime: 31 May 1986 - 31 May 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 30 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of 31 March 2009

	Calendar
	YTD
	31 May 09	Q109	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	39.10	2.84	-43.90	-3.90	9.23	9.64	6.71	13.76	17.69
- net of operating expenses	38.70	2.65	-44.33	-4.58	8.47	8.87	5.93	12.83	16.66

MSCI Emerging Markets IMI with net dividends reinvested	39.78	1.18	-47.25	-8.37	5.76	7.80	3.23	9.15	11.90

MSCI World Index with net dividends	7.10	-11.82	-42.30	-13.41	-3.10	-1.86	4.00	4.50	7.21

MSCI EAFE Index with net dividends	8.74	-13.92	-46.39	-14.29	-1.95	-0.61	2.48	2.57	6.57

S&P 500 Index with income reinvested	2.96	-11.01	-38.08	-13.06	-4.77	-3.00	5.89	7.38	8.32

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Lifetime: 31 May 1986 - 31 May 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 30 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	31 May 09	31 May 09		31 Dec 08	May 31 09	31 May 09
ENERGY	13.9	16.3	15.2	HEALTH CARE	0.8	0.6	2.5
ENERGY EQUIPMENT & SERVICES	0.2	0.7	0.2	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	15.6	15.0	HEALTH CARE PROVIDERS & SERVICES	0.7	0.5	0.2
				BIOTECHNOLOGY	0.0	0.0	0.0
MATERIALS	11.9	10.5	14.0	PHARMACEUTICALS	0.1	0.1	2.2
CHEMICALS	0.6	0.2	2.6	LIFE SCIENCE TOOLS & SERVICES	0.0	0.0	0.0
CONSTRUCTION MATERIALS	3.3	3.1	1.3	FINANCIALS	9.6	13.3	22.5
CONTAINERS & PACKAGING	0.0	0.0	0.1	COMMERICAL BANKS	4.8	6.9	14.1
METALS & MINING	7.2	6.4	9.6	THRIFTS & MORTGAGE FINANCE	0.5	0.5	0.4
PAPER & FOREST PRODUCTS	0.8	0.8	0.4	DIVERSIFIED FINANCIAL SERVICES	0.5	0.5	1.6
INDUSTRIALS	7.2	7.6	8.7	CONSUMER FINANCE	0.0	0.0	0.1
AEROSPACE & DEFENSE	0.1	0.1	0.2	CAPITAL MARKETS	0.0	0.0	1.1
BUILDING PRODUCTS	0.0	0.0	0.2	INSURANCE	0.5	0.9	2.6
CONSTRUCTION & ENGINEERING	2.8	3.1	2.0	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.2
ELECTRICAL EQUIPMENT	1.2	1.2	0.8	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	4.4	2.5
INDUSTRIAL CONGLOMERATES	0.6	0.6	2.0	INFORMATION TECHNOLOGY	12.0	11.7	12.3
MACHINERY	0.6	0.9	1.2	INTERNET SOFTWARE & SERVICES	2.3	2.2	0.7
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.3	IT SERVICES	0.4	0.3	1.1
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.4	0.5	0.5
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.3
AIRLINES	0.1	0.1	0.3	COMPUTERS & PERIPHERALS	0.8	1.1	1.8
MARINE	0.1	0.0	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	2.8	2.5
ROAD & RAIL	0.3	0.4	0.2	OFFICE ELECTRONICS	0.0	0.0	0.0
TRANSPORTATION INFRASTRUCTURE	1.3	1.1	0.7	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	4.8	5.4
CONSUMER DISCRETIONARY	7.3	8.2	6.4	TELECOMMUNICATION SERVICES	16.4	12.9	9.6
AUTO COMPONENTS	0.4	0.7	0.5	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	5.2	3.4
AUTOMOBILES	0.3	0.7	1.1	WIRELESS TELECOMMUNICATION SERVICES	9.9	7.7	6.2
HOUSEHOLD DURABLES	0.5	1.1	1.0	UTILITIES	3.7	3.2	3.7
LEISURE EQUIPMENT & PRODUCTS	0.3	0.3	0.1	ELECTRIC UTILITIES	2.9	2.5	2.1
TEXTILES, APPAREL, & LUXURY GOODS	0.4	0.6	0.4	GAS UTILITIES	0.0	0.0	0.4
HOTELS, RESTAURANTS & LEISURE	1.3	1.4	0.6	MULTI UTILITIES	0.0	0.0	0.1
DIVERSIFIED CONSUMER SERVICES	0.9	0.5	0.1	WATER UTILITIES	0.2	0.2	0.2
MEDIA	1.3	1.1	1.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.5	1.0
DISTRIBUTORS	0.3	0.1	0.2	OTHER	1.3	1.2	0.0
INTERNET & CATALOG RETAIL	0.0	0.0	0.1	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	1.2	0.0
MULTILINE RETAIL	0.6	1.0	0.6	Total equity	90.3	92.1	100.0
SPECIALTY RETAIL	1.0	0.7	0.6	Total fixed income	2.7	3.1
CONSUMER STAPLES	6.2	6.6	5.2	Total cash and equivalents	7.0	4.8
FOOD & STAPLES RETAILING	1.7	1.4	1.2	Total assets	100.0	100.0
BEVERAGES	1.0	2.2	1.0
FOOD PRODUCTS	2.0	1.7	1.9
TOBACCO	0.3	0.3	0.5
HOUSEHOLD PRODUCTS	1.2	1.0	0.3
PERSONAL PRODUCTS	0.0	0.0	0.2

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPs is a trademark owned by CFA Institute.

Notable purchases and sales
Emerging Markets Growth Fund
31 December 2008 - 31 May 2009

Purchases			Sales
Security name	Amount ($)	New	Security Name	Amount ($)	Eliminated
Gazprom	161,223,225		Harmony Gold Mining	99,564,318
Sasol	69,426,769		Rosneft	73,517,583
Bharti Airtel	69,190,498		Telekomunikasi Indonesia	55,131,142
Cathay Financial Holding	49,195,517	■	Perdigao	50,326,607	■
Tenaris	43,430,364		China High Speed Transmission Equipment	48,954,970
Turk Telekom	43,362,920	■	China Mobile Ltd.	42,697,425
Shinhan Financial Group	35,327,516		Mediatek	39,446,931
Genting	34,726,801	■	OGX	36,708,524	■
Standard Chartered PLC	31,905,421	■	Gmarket	36,154,955
DLF Ltd.	31,569,076		SINOPEC	33,998,104	■
LG Electronics	27,487,478		Resorts World	33,044,641	■
Hyundai Department Store	25,688,120	■	China Shenhua Energy	32,225,603
Bank of China	25,492,166		BYD	30,891,391
Reliance Industries	25,084,774		Turkcell	25,318,121	■
Bank Pekao	24,235,708	■	Wal-Mart de Mexico	19,775,155
Hyundai Mobis	23,331,451		Egyptian Company for Mobile Services	18,484,807
Hite Brewery	23,007,474		Formosa Plastics	18,414,881	■
Bumiputra-Commerce Holdings	21,770,889		Hindustan Unilever	18,171,344
PKO Bank Polski	21,085,364	■	New Oriental Education and Technology Group	15,267,951
Tanjong	20,977,078		Cemig	15,034,134

Reflects largest purchases and sales of commmon stock. Excludes depository receipts, fixed income, and other non-equity securities.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.